February 5, 2008
Via FedEx and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Mark Kronforst, Accounting Branch Chief

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-13317
Dear Mr. Kronforst:
     We are writing in response to the additional comment received from the staff of the Commission (the “Staff”) by letter dated January 16, 2008 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”) of Dot Hill Systems Corp. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2007. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the 2006 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 8. Financial Statements and Supplementary Data
Note 2. Acquisition, page F-12
1.	Your response to prior comment 4 indicates that you intend to remove the reference to the independent third party appraisal in future filings. However, your response did not address the disclosure in your 2006 Form 10-K. If your Form 10-K is incorporated by reference into a Securities Act registration statement, please tell us how you plan to resolve this issue.

The Company acknowledges the Staff’s comment and respectfully submits that, as noted in the Company’s previous response, the Company removed its reference to the use of independent valuation specialists from its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007. In addition, such references will be removed from all of the Company’s future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”), which the Company intends to timely file with the Commission on or before March 17, 2008. As discussed orally with the Staff, the Company believes that such timely filing of the 2007 Form 10-K will resolve such incorporation by reference issue.
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     The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (760) 431-4405.
Sincerely,
Dot Hill Systems Corp.
Hanif I. Jamal
Chief Financial Officer
Enclosures

cc:	Christine Davis, Securities and Exchange Commission Senior Staff Accountant
Mark Shannon, Securities and Exchange Commission Staff Accountant
Jay Ingram, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission
Dana W. Kammersgard, Dot Hill Systems Corp.
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP